UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

March 11, 2024

(Commission File No. 001-38475)

ASLAN PHARMACEUTICALS LIMITED

(REG. NO. 289175)

(Translation of registrant’s name into English)

CAYMAN ISLANDS

(Jurisdiction of incorporation or organization)

3 Temasek Avenue

Level 18 Centennial Tower

Singapore 039190

(Address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1):

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7):

Yes ☐ No ☒

ASLAN Pharmaceuticals provides TREK-DX study update and highlights potential of eblasakimab in dupilumab-experienced atopic dermatitis patients

On March 11, 2024, ASLAN Pharmaceuticals Limited (the “Company”) announced that it has started enrolling patients in its TREK-DX study in the US under an updated protocol and that new European sites are on track to open in the first half of 2024. TREK-DX is the first randomized, double-blind, placebo-controlled study to be conducted in an atopic dermatitis (AD) patient population who have discontinued dupilumab treatment for any reason.

Further, the Company announced that at the time of the data cut off for this preliminary review of blinded data from 22 patients enrolled under the original inclusion criteria, who were randomized 2:1 active to placebo, 17 patients completed the 16 week treatment period and 5 patients discontinued before the completion of the 16 week treatment period. At 16 weeks or the last visit, EASI score decreased at least 90% (EASI-90) in 10 patients, or 45%, and 11 patients, or 50%, achieved a validated Investigator Global Assessment (vIGA) score of 0 or 1 (clear or almost clear skin). Of the 9 patients who previously had an inadequate response to dupilumab, 5 patients (56%) achieved EASI-90 and 5 patients (56%) a vIGA score of 0 or 1.

Treatments have been well-tolerated to date and no new safety signals were identified. There have been no reports of conjunctivitis and no reports of injection site reactions. Topline unblinded data from the full dataset is expected at the end of 2024.

The Company also announced translational data which demonstrates differentiated effects of targeting IL-13R versus IL-4R, suggesting eblasakimab has the potential to be effective even in instances where dupilumab is not.

A copy of the press release is attached hereto as Exhibit 99.1 and is incorporated by reference herein.

The information contained in this Form 6-K is hereby incorporated by reference into the Company’s Registration Statement on Form F-3 (File No. 333-254768), Registration Statement on Form F-3 (File No. 333-270835), Registration Statement on Form F-3 (File No. 333-270837), Registration Statement on Form S-8 (File No. 333-252118), Registration Statement on Form S-8 (File No. 333-263843) and Registration Statement on Form S-8 (File No. 333-270832).

Forward Looking Statements

This release contains forward-looking statements. These statements are based on the current beliefs and expectations of the management of the Company. These forward-looking statements may include, but are not limited to statements regarding the Company’s business strategy and clinical development plans; the Company’s plans to develop and commercialize eblasakimab; statements related to the safety and efficacy of eblasakimab, including preliminary blinded data; the Company’s plans and expected timing with respect to manufacturing activities, clinical trials, clinical trial enrolment and clinical trial results for eblasakimab; and the potential of eblasakimab as a first-in-class treatment for atopic dermatitis. The Company’s estimates, projections and other forward-looking statements are based on management’s current assumptions and expectations of future events and trends, which affect or may affect the Company’s business, strategy, operations or financial performance, and inherently involve significant known and unknown risks and uncertainties. Actual results and the timing of events could differ materially from those anticipated in such forward-looking statements as a result of many risks and uncertainties, which include, unexpected safety or efficacy data observed during preclinical or clinical studies; risks that future clinical trial results may not be consistent with interim, initial or preliminary results or results from prior preclinical studies or clinical trials; risks that results or observations based on preliminary blinded data may not be consistent with unblinded data; clinical site activation rates or clinical trial enrolment rates that are lower than expected; the impact of geopolitical conflicts and bank failures on the Company’s business and the global economy; general market conditions; changes in the competitive landscape; and the Company’s ability to obtain sufficient financing to fund its strategic and clinical development plans. Other factors that may cause actual results to differ from those expressed or implied in such forward-looking statements are described in the Company’s Securities and Exchange Commission (“SEC”) filings and reports (Commission File No. 001-38475), including the Company’s Annual Report on Form 20-F filed with the SEC on March 24, 2023. All statements other than statements of historical fact are forward-looking statements.

The words “believe,” “may,” “might,” “could,” “will,” “aim,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “plan,” or the negative of those terms, and similar expressions that convey uncertainty of future events or outcomes are intended to identify estimates, projections and other forward-looking statements. Estimates, projections and other forward-looking statements speak only as of the date they were made, and, except to the extent required by law, the Company undertakes no obligation to update or review any estimate, projection or forward-looking statement.

Exhibits

Exhibit Number	Exhibit Description
99.1	Press release dated March 11, 2024 regarding announcement of TREK-DX study update and potential of eblasakimab in dupilumab-experienced atopic dermatitis patients

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

ASLAN PHARMACEUTICALS LIMITED
(Registrant)

By:	/s/ Kiran Kumar Asarpota
Name:	Kiran Kumar Asarpota
Title:	Chief Operating Officer

Date: March 11, 2024